Filed by: Westar Energy, Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc

Commission File Number: 001-03523

Date: June 8, 2016

Email from Mark Ruelle to all Westar employees

Everyone:

As we mentioned last week, with the bidding process behind us, we are able to keep you more up to date on the transaction in which Great Plains Energy will acquire Westar. For clarification, Great Plains owns KCP&L. We’ll be using these two names interchangeably as we move forward, as Great Plains is just the holding company for KCPL, which is essentially their entire business.

I’m hopeful we’ve answered many of your questions in the last few days. And I know that as you have time to reflect or visit with friends and families, new questions emerge. Next week, we plan to launch a central site on ePower for updates on merger-related items. While we’ve said it’s “business as usual,” we also know that you’re interested in progress and how this all affects you. We may not have all the answers right now, but we want to keep you updated and share what we can as soon as we can. Watch for that link in the next few days.

Until then, here are a few questions Terry Bassham, Chairman, President and CEO of Great Plains, and I received when we visited with many of you last week.

The question on everyone’s mind is how does the announcement affect me and my job? As we said at all meetings last week, we believe natural attrition and retirements (which equal about five percent turnover annually at each company) will allow us to achieve the cost savings needed to make the new, larger company successful. With a company this size, that will add up to 10s and even hundreds of millions of dollars over time. Yes, some of those cost savings will come through staffing changes or consolidations. It’s too early to know specifics – that will come with the integration planning during the next several months. KCP&L is proud of its record of not having resorted to layoffs in the past to meet its objectives, and I know they’d like to sustain that practice. However, we all know that life provides few guarantees, So, for additional assurance we negotiated for them to adopt our existing non-union severance plan, and even expand it to fill in some gaps, such as might exist with employees who have short tenure with Westar. (For employees covered by the collective bargaining agreement, of course, that contract still holds.) It’s a formula based on your specific circumstances, so it would be different for each employee, but, for example would also include any prorated portions of STI as well as value for medical, dental, and visions plans. Our HR team is finalizing the plan and we will be circulating more details soon.

A great question asked was “what’s the name of the company I’ll work for?” I’m paraphrasing of course, but Terry talked about the need to have the combined company operate under one name – one brand. That way, customers in Wichita, Salina, Kansas City, Topeka or Marshall, Missouri, have confidence in seeing the same name on our vehicles, hardhats, etc., and knowing it stands for exceptional customer service, safety, and reliability. Equally important is that employees feel part of one team. What that name is hasn’t been determined, and will be part of the integration process.

Perhaps you’ve also read headlines about shareholder lawsuits. It’s not unusual for legal firms, many of whom specialize in class-action litigation, to claim terms are “unfair” to shareholders. We believe these lawsuits are without merit, but, unfortunately, they are part of the process in most business transactions. We negotiated terms very good for shareholders, and will manage the lawsuits just as we’ll manage our path forward to approvals.

Earlier today, the Missouri Public Service Commission met to decide whether they will exert jurisdiction over the transaction, similar to what we know exists in Kansas already. They put off the decision for a few weeks. Should they decide they have jurisdiction, then that body’s approval, too, would be required. Worse case is just another regulatory hurdle to manage.

When one company buys another, sometimes analysts like one side better than the other. Nobody expects everyone to be happy – so don’t be surprised to see reports on financial web and news sites that question the value, the approach and the strategy. This, too, is normal and part of the process. Both investor relations teams continually visit with the financial community so questions are answered and terms are better understood. It’s also quite normal for the stock price of the acquirer (Great Plains ticker symbol: GXP) to trade down after an acquisition announcement. It also makes sense for Westar to trade higher, in anticipating of getting a premium when the deal closes. Both have happened as expected.

There are several milestones ahead, including integration planning, which – at a high level – identifies our combined differences, similarities and best approaches to adopt for the new company. The goal is to make us better. John Bridson, SVP, Generation and Power Marketing, will serve as Westar’s integration co-lead, working closely with KCP&L’s co-lead, Steven P. Busser, Vice President, Risk Management and Controller. John is an exceptional choice given his existing working relationship with KCP&L with our jointly owned power plants (LaCygne, Wolf Creek and Jeffrey). John epitomizes our core values, and will continue leading the Generation and Power Marketing groups in addition to the integration work ahead. We anticipate integration activities will kick off in earnest following the July 4th holiday. We’ve already heard from many employees who want to serve on integration committees and we thank you for your interest and engagement. In fact, we anticipate we’ll have more employees raise their hands for integration than what is required. So if you’re not selected, please don’t think we don’t want your ideas. And we will need everyone’s continued focus on delivering the safe, reliable electricity for our customers with a “business as usual” approach until our merger is complete. My thanks and congratulations to John for accepting this important assignment for our future.

As I said last week, I again thank you for all you’re doing to stay focused on keeping the lights on. Summer weather will heat up during the next few days, so please stay safe and hydrated.

Sincerely,

Mark

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Great Plains Energy Incorporated (“Great Plains”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Great Plains and Westar Energy, Inc. (“Westar Energy”) that also constitutes a preliminary prospectus of Great Plains. After the registration statement is declared effective Great Plains and Westar Energy will mail a definitive proxy statement/prospectus to shareholders of Great Plains and shareholders of Westar Energy. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Great Plains or Westar Energy may file with the SEC and send to Great Plains’ and/or Westar Energy’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND WESTAR ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Great Plains or Westar Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Great Plains will be available free of charge on Great Plains’ website at www.greatplains.com, in the “Investor Relations” tab near the bottom of the page, or by contacting Great Plains’ Investor Relations Department at 1-800-245-5275. Copies of the documents filed with the SEC by Westar Energy will be available free of charge on Westar Energy’s website at www.westarenergy.com or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Great Plains and Westar Energy and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Great Plains may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 24, 2016. Information about the directors and executive officers of Westar Energy may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 1, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains and Westar Energy believes that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains and Westar Energy are engaged. These forward looking statements speak only as of the date of this communication, and Great Plains and Westar Energy expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Great Plains’ or Westar Energy’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Great Plains and Westar Energy, including the most recent Forms 10-K and 10-Q, for additional information about Great Plains and Westar Energy and about the risks and uncertainties related to the business of each of Great Plains and Westar Energy which may affect the statements made in this communication.